Exhibit 99.1

Moolec and Bunge Sign Research & Collaboration Agreement

Buenos Aires, August 6, 2024 - Moolec Science Limited SE, a subsidiary of Moolec Science SA (NASDAQ: MLEC) in Argentina (hereinafter, “Moolec”), a science-driven food ingredient company focused on producing animal proteins in plants through “Molecular Farming” technology; and Bunge Argentina SA (“Bunge”), a subsidiary of Bunge Global SA (NYSE: BG) and a global leader in agribusiness and food, today announced the signing of a collaboration agreement to work together on developing safflower varieties to improve their productivity for specific applications and markets, such as biofuels.

In a collaboration, Bunge and Moolec have embarked on a joint project aimed at unlocking the full potential of safflower in various applications and opportunities. This strategic partnership leverages Bunge’s unmatched scale, industrialization power, and extensive product development capabilities, providing a solid foundation for the success of the joint program. Moolec, known for driving innovation and disruption in biotechnology, brings cutting-edge expertise, addressing sustainability challenges in the industry, and pioneering a new era of agricultural solutions. Together, Moolec and Bunge are poised to make significant strides toward a more sustainable and resilient future for the global agricultural landscape.

Jorge Bassi, New Business Development Manager in Argentina, stated: “At Bunge, we continuously seek new sustainable options for raw materials destined for biofuels. We are excited about the potential to collaborate with Moolec on the upcoming safflower and soybean crop project.”

Martín Salinas, Chief Technology Officer and Co-founder of Moolec, said: “The successful development of these innovative safflower varieties will allow Moolec to expand its safflower-based technology portfolio and platform, potentially leading to advances in our molecular safflower cultivation products, which will soon reach global markets.” He later concluded: “The new traits incorporated in the latest varieties open up production possibilities in places where safflower’s potential has not yet been fully realized. This marks a significant advance in our mission to unlock new pathways for agricultural productivity.”

Safflower, chosen for its favorable target oil composition, is an ideal candidate for innovation. The existing strong base of safflower producers, along with its well-known identity preservation management, further enhances the efficiency and viability of the collaboration efforts. Safflower’s inherent drought tolerance, particularly beneficial for complementary production sites, adds a layer of resilience to the agricultural landscape.

The results of the collaboration between the two companies aim to achieve improvements, modifications, and alterations resulting in new safflower varieties, as well as the information and data generated during the project.